[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan Bank for International Cooperation
Exact name of registrant as specified in charter

0001551322
Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2014
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-182490
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2014
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 24, 2014.

Japan Bank for International Cooperation

By: ______________________________

Moriyuki Aida
Director General
Treasury Department
Corporate Group

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2015 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2014, filed on September 24, 2014)

Exhibit 1

平成 26 年度一般会計予算

予算総則

（歳入歳出予算）

第 1 条　平成 26 年度歳入歳出予算は、歳入歳出それぞれ 95,882,302,829 千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第 2 条　「財政法」第 14 条の 2 の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第 3 条　「財政法」第 14 条の 3 の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第 4 条　「財政法」第 15 条第 1 項の規定により平成 26 年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第 5 条　「財政法」第 28 条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第 6 条　「財政法」第 4 条第 1 項ただし書の規定により平成 26 年度において公債を発行することができる限度額は、 6,002,000,000 千円とする。

2　「財政運営に必要な財源の確保を図るための公債の発行の特例に関する法律」第 2 条第 1 項の規定により平成 26 年度において公債を発行することができる限度額は、 35,248,000,000 千円とする。

3　第 1 項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成 25 年 1 月 1 日から同年 10 月 31 日までの間における実勢相場を平均した為替相場（その相場に 1 円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に 1 円未満の端数があるときは、これを四捨五入する。ただし、 1 通貨単位について 10 円未満となる通貨にあっては、 100 通貨単位（ 10 通貨単位について 1 円未満となる通貨にあっては、 1,000 通貨単位）についての値をと

区分	限度額	
「農業改良資金融通法」第9条第3項の規定による金額の限度	平成26年度以降15箇年度間を通ずる利子補給金の総額	383,244千円
「農業経営基盤強化促進法」第14条の9第3項の規定による金額の限度	平成26年度以降15箇年度間を通ずる利子補給金の総額	944,687
「農業経営基盤強化促進法」附則第10項の規定による金額の限度	平成26年度以降27箇年度間を通ずる利子補給金の総額	3,365,635
「漁業近代化資金融通法」第3条第3項の規定による金額の限度	平成26年度以降22箇年度間を通ずる利子補給金の総額	48,000
「地域再生法」第14条第2項の規定による金額の限度	平成26年度以降7箇年度間を通ずる利子補給金の総額	322,000
「地域再生法」第15条第2項の規定による金額の限度	平成26年度以降7箇年度間を通ずる利子補給金の総額	14,000
「総合特別区域法」第28条第2項の規定による金額の限度	平成26年度以降7箇年度間を通ずる利子補給金の総額	725,200
「総合特別区域法」第56条第2項の規定による金額の限度	平成26年度以降7箇年度間を通ずる利子補給金の総額	308,000
「国家戦略特別区域法」第28条第2項の規定による金額の限度	平成26年度以降7箇年度間を通ずる利子補給金の総額	1,173,200
「展覧会における美術品損害の補償に関する法律」第5条の規定による金額の限度	約定評価額総額の合計額	432,900,000
「特定タンカーに係る特定賠償義務履行担保契約等に関する特別措置法」第7条の規定による金額の限度	特定保険者交付金交付契約に係る担保上限金額の合計額	11,453,404,410

2　「国際通貨基金及び国際復興開発銀行への加盟に伴う措置に関する法律」第2条の3の規定により平成26年度において国際復興開発銀行に設けられる地球環境の保全を支援するための基金に充てるため拠出することができる金額の限度は、62,918,191千円とする。

3　「アフリカ開発基金への参加に伴う措置に関する法律」第2条第3項の規定により平成26年度においてアフリカ開発基金に出資することができる金額の限度は、43,287,744千円とする。

（債務保証契約の限度額）

第12条　次の表の左欄に掲げる法人が平成26年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。ただし、「原子力損害賠償支援機構法の一部を改正する法律」の施行により原子力損害賠償支援機構が原子力損害賠償・廃炉等支援機構（仮称）となった場合には、第8号左欄の「原子力損害賠償支援機構」とあるのは「原子力損害賠償・廃炉等支援機構（仮称）」と、「原子力損害賠償支援機構債」とあるのは「原子力損害賠償・廃炉等支援機構債（仮称）」と、中欄の「「原子力損害賠償支援機構法」」とあるのは「「原子力損害賠償・廃炉等支援機構法」（仮称）」とそれぞれ読み替えるものとする。

債　　務	根　拠　規　定	金　額　の　限　度
1 株式会社日本政策金融公庫 次に掲げる社債に係る債務 (1) 国民一般向け業務に関するもの (2) 中小企業者向け業務に関するもの (3) 危機対応円滑化業務に関するもの	 「株式会社日本政策金融公庫法」第 55 条第 1 項 同　項 同　項	 (1)に掲げる社債にあっては額面総額 75,000,000 千円、(2)に掲げる社債にあっては額面総額 110,000,000 千円及び(3)に掲げる社債にあっては額面総額 200,000,000 千円並びにそれぞれの利息に相当する金額
2 独立行政法人国際協力機構有償資金協力部門 国際協力機構債券のうち次に掲げるものに係る債務 (1) 外貨をもって支払われるもの (2) 本邦通貨をもって支払われる債券のうち外国において発行するもの	 「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第 2 条第 2 項 「独立行政法人国際協力機構法」第 34 条第 1 項	 (1)に掲げる債券にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる債券にあっては本邦通貨表示の額面総額の合計額が 60,000,000 千円に相当するこれらの債券に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
3 株式会社国際協力銀行 社債のうち次に掲げるものに係る債務 (1) 外貨をもって支払われるもの	 「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第 2 条第 2 項	 (1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額

債務	根拠規定	金額の限度
(2) 本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社国際協力銀行法」第35条第1項	及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が500,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
4 預金保険機構 次に掲げる預金保険機構債及び借入金に係る債務		
(1) 「預金保険法」に係る業務((2)に掲げるものを除く。)に関するもの	「預金保険法」第42条の2	(1)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額19,000,000,000千円、(2)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額35,000,000,000千円、(3)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額3,000,000,000千円並びに(4)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額12,000,000,000千円並びにそれぞれの利息に相当する金額
(2) 危機対応業務に関するもの	「預金保険法」第126条第2項	
(3) 金融再生業務及び廃止前の「金融機能の安定化のための緊急措置に関する法律」に係る業務に関するもの	「金融機能の再生のための緊急措置に関する法律」第66条 「金融機能の早期健全化のための緊急措置に関する法律」附則第5条第2項	
(4) 金融機能強化業務に関するもの	「金融機能の強化のための特別措置に関する法律」第45条	
5 銀行等保有株式取得機構 銀行等保有株式取得機構債券及び借入金に係る債務	「銀行等の株式等の保有の制限等に関する法律」第51条	額面総額及び元本金額の合計額20,000,000,000千円並びにその利息に相当する金額